Exhibit 99.1

Borr Drilling Limited - Increase in share capital

Borr Drilling Limited (the "Company") (OSE, NYSE: BORR) has issued 1,000,000 new common shares to be held in treasury, and used solely for issuance in connection with the exercise of share options vesting under the Company’s existing share option program for certain employees. For further information on the share option program please refer to Note 24 of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the Securities and Exchange Commission on March 30, 2023.

The new shares are validly and legally issued and fully paid. Following such issuance, the Company has an issued share capital of $25,655,755.30 divided into 256,557,553 common shares with a par value of $0.10 per share.

August 16, 2023

The Board of Directors

Borr Drilling Limited

Hamilton, Bermuda

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The securities referenced herein will not be and have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of that act.

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208